UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
8 February 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

OfficeMax Incorporated

File No. 1-5057 -- CF# 35825

Office Depot, Inc., parent of Mapleby Holdings Merger Corporation (successor to OfficeMax Incorporated), submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information OfficeMax Incorporated excluded from the Exhibits to a Form 10-Q filed on August 4, 2011, as amended on October 24, 2011, and to a Form 10-Q filed on August 6, 2013.

Based on representations by Office Depot, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.8	10-Q	August 4, 2011	through December 31, 2022
10.2	10-Q	August 6, 2013	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary